UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	OMB APPROVAL
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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO	(c) S.E.C. FILE NO.
Doral Energy Corp.	98-0555508	000-52738
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
415 West Wall, Suite 500		Midland	TX	79701	AREA CODE	NUMBER
					432	789-1180
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
Paul C. Kirkitelos	Director/Officer	415 West Wall, Suite 500	Midland	TX	79701
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common	UBS Financial Services, Inc. 109 N. Post Oak Ln., Ste. 150 Houston, TX 77024		237,600	$83,160 (as of 11/17/2009)	89,045,050	11/18/2009	OTC BB

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not
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TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	November 23, 2007	private transaction	Jonathan and Naomi Moore	2,340,000	November 23, 2007	cash
INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
See attached Schedule A.
REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

November 17, 2009	/s/ Paul C. Kirkitelos
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE A
FORM 144 DATED NOVEMBER 17, 2009 – PAUL C. KIRKITELOS

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS CONTINUED

Name & Address of Seller	Title of Securities Sold	Date of Sale	Amount of	Gross Proceeds
			Securities Sold(1)
Paul C. Kirkitelos 415 West Wall, Suite 500 Midland, TX 79701	Common Stock	08/25	5000	$ 2540.00
		08/26	50,000	25,257.00
		08/27	15,000	7,518.00
		08/28	50,000	24,050.00
		09/03	25,000	12,425.00
		09/08	6,500	3,185.00
		09/09	15,000	7,200.00
		09/10	50,000	23,810.00
		09/11	7,500	3,525.00
		09/14	2,500	1,237.50
		09/15	5,000	2,350.00
		09/16	5,000	2,600.00
		09/17	20,000	9,000.00
		09/18	20,000	9,200.00
		09/21	36,205	16,835.33
		09/30	2,500	1,175.00
		10/02	10,000	4,600.00
		10/06	18,000	7,945.20
		10/08	10,995	4,788.32
		10/09	20,000	8,600.00
		10/12	37,000	15,625.10
		10/13	29,000	12,180.00
		10/14	50,000	21,250.00
		10/23	40,000	16,072.00
		10/29	20,000	7,600.00
		10/30	56,000	22,999.20
		11/05	6,200	1934.40
			Total: 612,400	Total: $ 275,502.05
(1) All amounts have been adjusted to reflect the Issuer’s 5 for 1 stock split effected September 14, 2009.